Exhibit 99.1

NYSE: FSM | TSX: FVI www.fortunasilver.com	NEWS RELEASE

Fortuna provides update on political events in Burkina Faso

Vancouver, January 24, 2022 -- Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) reports that its Yaramoko gold Mine located in Burkina Faso, its workforce and associated supply chains have not been affected by the current political situation and its operations continue as normal.

The Company continues to monitor the situation and will provide updates as and when required.

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with four operating mines in Argentina, Burkina Faso, Mexico and Peru, and a fifth mine under construction in Côte d'Ivoire. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Silver Mines Inc.

Investor Relations:

Carlos Baca | info@fortunasilver.com